UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT
SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒

Check the appropriate box:
☒ Preliminary Consent Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Consent Statement
☐ Definitive Additional Materials
☐ Soliciting Material under §240.14a-12

LIFEWAY FOODS, INC.
(Name of Registrant as Specified In Its Charter)

Ludmila Smolyansky Edward Smolyansky Richard Beleutz Cindy Curry Michael Leydervuder George Sent Robert Whalen
(Name of Person(s) Filing Consent Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required
☐ Fee paid previously with preliminary materials
☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

preliminary CONSENT statement — subject to completion dated JUNE 2, 2025

LIFEWAY FOODS, INC.

Consent Statement of
Ludmila Smolyansky
Edward Smolyansky
Richard Beleutz
Cindy Curry
Michael Leydervuder
George Sent
and
Robert Whalen

This consent statement and the accompanying WHITE consent card are being furnished to you as a shareholder of Lifeway Foods, Inc., an Illinois corporation (“Lifeway” or the “Company”), by Ludmila Smolyansky and Edward Smolyansky (the “Concerned Shareholders”, “we”, “our” or “us”), in connection with our efforts to replace the Company’s Board of Directors (the “Board”) and to take certain other actions described below. Together, we exercise voting control an aggregate of [•] shares of Common Stock, no par value (“Common Stock”), of the Company, representing approximately [•]% of the outstanding shares of Common Stock as of [•], 2025.

A solicitation of written consents is a process that allows a company’s shareholders to act without a shareholder meeting by submitting written consents to any proposed shareholder action. We are soliciting written consents from the holders of Common Stock to take the following actions (each, as described in this consent statement, a “Proposal”), in the following order, as authorized by Illinois law and the Company’s Second Amended and Restated By-Laws (the “Bylaws”):

1.	The Bylaw Restoration Proposal: To repeal any amendment to the Bylaws that is made by the Board and becomes effective on or after March 24, 2023 and prior to this Proposal becoming effective;

2.	The Board Removal Proposal: To remove each director of the Company, including Julie Smolyansky, Juan Carlos Dalto, Jody Levy, Dorri McWhorter, Perfecto Sanchez, Jason Scher, Pol Sikar and any other director appointed by the Board on or after June 15, 2024 and prior to this Proposal becoming effective, subject to the approval of the Director Election Proposal below;

3.	The Director Election Proposal: To elect each of Ludmila Smolyansky, Edward Smolyansky, Richard Beleutz, Cindy Curry, Michael Leydervuder, George Sent and Robert Whalen (each a “Nominee”), to serve as directors of the Company until the Company’s next annual meeting of shareholders and until their respective successors are duly elected and qualified (or, if any such Nominee is unable or unwilling to serve as a director of the Company, or if the Board changes the number of directorships to be a number other than seven, the persons designated as Nominees by the then-remaining Nominee(s)), subject to the approval of the Board Removal Proposal; and

4.	The Anti-Nepotism Proposal: To amend the Bylaws, as reflected in Appendix A to this consent statement, to prohibit the Company from employing or engaging any immediate family member of the Company’s president or chief executive officer.

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We are soliciting your consent in favor of the Board Removal Proposal and the Director Election Proposal because we believe the Company’s shareholders will be best served by directors who are committed to safeguarding and promoting the best interests of all Lifeway shareholders. We are soliciting your consent in favor of the Anti-Nepotism Proposal because we believe the Company’s recent employment of Jason Burdeen, spouse of the Company’s chief executive officer, is contrary to the best interests of the Company and its shareholders. Further, we believe the Bylaw Restoration Proposal will help ensure that the incumbent Board does not unfairly interfere with the ability of the Company’s shareholders to approve the Proposals.

The effectiveness of each Proposal requires the affirmative consent of the holders of a majority of the outstanding shares of Common Stock as of the close of business on [•], 2025 (the “Record Date”). Each Proposal will be effective when we deliver to Lifeway consents signed by holders of the requisite number of shares and deliver notice of the taking of these corporate actions to the shareholders who have not consented to these actions. As noted above, the Board Removal Proposal and the Director Election Proposal are each conditioned upon the approval of the other, to help ensure that at all times the Company has a board of directors.

The Company has not yet disclosed the number of shares of Common Stock outstanding as of the Record Date, each of which is entitled to one consent on each Proposal; however, the Company has publicly disclosed that there were [•] outstanding shares of Common Stock as of [•], 2025. We do not hereby concede that all of these shares were validly issued and outstanding as of such date or as of the Record Date, as certain of these shares were issued by the Company in violation of the terms of the Stockholders’ Agreement, dated October 1, 1999 (as amended, the “Shareholder Agreement”), among Danone Foods, Inc., Mrs. Smolyansky, Mr. Smolyansky and Julie Smolyansky, the Company’s Chairperson, President, CEO and Secretary, which Shareholder Agreement the Company has asserted is invalid.

We intend to consent in favor of the Proposals with respect to all [•] shares of Common Stock as to which we exercise voting control as of the Record Date. This total excludes 500,000 shares that were beneficially owned by Mr. Smolyansky as of the Record Date as to which he does not exercise voting control.

The mailing address of the principal executive offices of Lifeway is 6431 West Oakton St., Morton Grove, Illinois 60053.

The failure to sign and return a consent with respect to any Proposal will have the same effect as voting against that Proposal.

This consent statement and the enclosed WHITE consent card are first being sent or given to the shareholders of Lifeway on or about [•], 2025.

THIS CONSENT SOLICITATION IS BEING MADE BY THE CONCERNED SHAREHOLDERS AND NOT BY OR ON BEHALF OF THE COMPANY OR THE BOARD. THE CONCERNED SHAREHOLDERS URGE YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN.

This consent statement and our WHITE consent card are available at

www.FreeLifeway.com

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PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the Postage-paid envelope provided no later than [•], 2025.

If you hold your shares in “street” name with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, brokerage firm, dealer, trust company or other nominee, and we request that you do so no later than [•], 2025. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, brokerage firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. Most brokerage firms do NOT allow consent instructions to be given by telephone or Internet, so it will be important for you to return your WHITE consent card in the pre-paid return envelope provided. The Concerned Shareholders urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Concerned Shareholders, c/o Saratoga Proxy Consulting, LLC (which we refer to as “Saratoga”) using the contact information provided below, so that we will be aware of all instructions given and can help ensure that such instructions are followed.

Notwithstanding the requested return deadlines set forth above, the Illinois Business Corporation Act does not require that consents be submitted by a particular date or deadline in order to be effective.

Execution and delivery of a consent by a holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such holder unless the consent specifies otherwise.

Only holders of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a shareholder as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE VOTING AGAINST THE PROPOSALS. ABSTENTIONS AND FAILURES TO CONSENT WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

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REASONS FOR OUR SOLICITATION

WE BELIEVE THE TIME FOR SUBSTANTIAL CHANGE IS NOW

Ludmila Smolyansky (“Mrs. Smolyansky”) and Edward Smolyansky (“Mr. Smolyansky”) are long-term shareholders of Lifeway, and exercise voting control over approximately [•]% of the outstanding shares of Common Stock as of the Record Date. This total excludes 500,000 shares that were beneficially owned by Mr. Smolyansky as of the Record Date as to which he does not exercise voting control.

Over the years, we believe that Lifeway’s Board has overseen significant and repeated failures of corporate governance that have harmed the Company and its employees, and driven poor financial results for its shareholders, often in service of what appears to us to be the CEO’s goal of retaining control of the Company. These failures include the following:

•	Failed Governance and Oversight. We have noted in the past examples of the Company’s misguided leadership under CEO/Chair Julie Smolyansky, including but not limited to flawed strategy and execution, self-enrichment by Ms. Smolyansky, and the unscrupulous use of corporate funds to pursue frivolous litigation. We believe that the recent mishandling of a credible offer from a 25-year investor to acquire all outstanding shares of the Company at a substantial premium, without articulating any strategic plan to unlock comparable shareholder value, was a microcosm of the Company’s failed leadership by Ms. Smolyansky and her Board.

On September 23, 2024, Danone North America PBC, a Delaware public benefit corporation (“Danone North America”), one of Lifeway’s largest investors and strategic partners since 1999, presented an unsolicited offer to acquire all outstanding shares of the Company for a price of $25.00 per share. The implied premium of 59% over the 3-month volume weighted average price was received favorably by the market as indicated by a one-day share price increase of 23.6%.

On November 5, 2024, the Board announced that it had rejected the offer and adopted a shareholder rights plan (poison pill) to deter any further advances by Danone. This prompted a second offer by Danone on November 15, 2024, for $27.00 per share, reflecting an implied premium of 72% over the 3-month volume weighted average price, which was also rejected by the Board on November 20, 2024.

Shortly thereafter, CEO/Chair Julie Smolyansky alleged publicly that Danone had destroyed Lifeway shareholder value and restricted profitability of the Company in an effort to nullify its 1999 Stockholder Agreement. Weeks later, the Board proceeded to grant CEO/Chair Smolyansky approximately $8.5 million in cash and shares, equating to approximately 94% of the Company’s 2024 net income, in addition to an already generous compensation package that over 40% of shareholders opposed at the 2024 annual meeting.

We believe that the combined CEO/Chair roles, while occupied by Ms. Smolyansky, has been a significant governance failure resulting in lack of independent oversight. We believe that the mishandling of Danone’s offer and subsequent attempt to sever ties may have market implications that the Board has failed to consider. We believe that the questionable compensation awards granted to Ms. Smolyansky at the end of the year were in flagrant opposition to shareholder sentiment conveyed at the 2024 annual meeting.

Accordingly, we believe that only a reconstituted Board with an independent committee tasked with assessing strategic alternatives and potentially re-engaging with Danone, in the manner deserving of a 25-year investor and partner, can produce a more favorable outcome for shareholders.

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•	Declining Operating Performance. The Company’s financial results for the quarter ended March 31, 2025 show evidence of significant decline in core operating performance. In particular, income from operations declined by 56% year-over-year, driven by a 19% increase in operating expenses against only a 3.3% increase in net sales. The increase in operating expenses was the result of a 27% increase in selling expenses and a 12% increase in general and administrative expenses. Operating margin declined from 7.9% in the first quarter of 2024 to 3.4% in the first quarter of 2025.

We believe that the Company has been additionally hampered by certain capital allocation decisions, including the 2021 acquisition of Glen Oaks, a drinkable yogurt company lacking any tangible assets based in Laguna Beach, CA, from which revenue has declined by 50% to date. We note that Edward and Ludmila Smolyansky were the only two Board members at the time to vote against the acquisition.

The significant reported declines in operating performance were particularly concerning given subsequent stock sales by the two longest serving Board members – CEO/Chair Julie Smolyansky and Mr. Pol Sikar with tenures of 23 years and 39 years, respectively. We believe that the timing of those stock sales raises additional concerns about the Board’s confidence in the Company’s outlook.

•	Nepotism. In recent years, the Company has employed Jason Burdeen as the CEO’s chief of staff. Mr. Burdeen is a former jeweler and the spouse of Julie Smolyansky, the Company’s Chairperson, President, Chief Executive Officer and Secretary, and in 2024 he earned total compensation of $313,800. We understand that Mr. Burdeen has been exercising significant managerial control over the Board’s and the Company’s affairs, despite not being an officer of the Company, with his only apparent qualification being his relationship with the Chairperson, President, CEO and Secretary. We believe that the Board’s acquiescence to this arrangement demonstrates a troubling lack of independence, and that it is under full control by the Chairperson, President, CEO and Secretary.

We believe the only effective way to address these failures is to replace the Board with new directors who are committed to improving the Company’s corporate governance and financial performance, and with true independence from the Company’s Chairperson, President, CEO and Secretary, which will enable them to conduct a full review of the Company’s business, its strategy and its strategic alternatives, including the proposal offered by Danone, as described in further detail below.

Therefore, we are therefore seeking shareholder consent to remove the current Board, to elect the Nominees, and to approve an amendment to the Bylaws to prohibit nepotism involving the Company’s chief executive officer and president, all as described in further detail in this consent statement. To support your ability to approve these Proposals, we are also requesting shareholder consent to a proposal that would repeal any amendment the Board makes to the Bylaws that becomes effective on or after March 24, 2023.

We ask that you join us in supporting each of these Proposals.

Background of this Consent Solicitation

Lifeway Foods, Inc. was founded in 1986 by Michael Smolyansky, the late husband of Mrs. Smolyansky and the father of Mr. Smolyansky, ten years after he and his family emigrated from Eastern Europe to the United States. Lifeway was the first to successfully introduce kefir to the U.S. consumer on a commercial scale, initially catering to ethnic consumers in the Chicago, Illinois metropolitan area. Lifeway has grown to become the largest producer and marketer of kefir in the U.S. and an important player in the broader market spaces of probiotic-based products and natural, “better for you” foods.

On August 13, 2024, Mr. Smolyansky filed with the Securities and Exchange Commission (which we refer to as the “SEC”) a preliminary consent statement relating to the Proposals.

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On September 23, 2024, Danone S.A., a French société anonyme (“Danone SA”), and Danone North America (together with Danone SA, “Danone”), disclosed in a filing with the SEC that earlier that day Danone North America had sent a letter to the Company, proposing to acquire all of the outstanding shares of Common Stock not held by Danone for a purchase price of $25.00 per share in cash.

On November 5, 2024, the Company issued a press release announcing that the Company rejected Danone’s proposal and disclosed in a filing with the SEC that the Company had entered into a shareholder rights agreement in response to Danone North America’s proposal.

On November 15, 2024, Danone disclosed in a filing with the SEC that Danone North America sent a second letter to the Company, which reiterated Danone North America’s strong commitment to the proposed transaction and increased the offer to $27.00 per share. Danone indicated that the proposed transaction would be wholly funded in cash from Danone’s existing cash reserves and was not contingent on any financing requirements. The proposal was subject to the completion of due diligence and negotiation of definitive agreements.

On November 15, 2024, Danone disclosed in a filing with the SEC that the Board’s counsel had sent a letter, dated November 8, 2024, to Danone’s counsel, alleging that the Stockholders’ Agreement, dated October 1, 1999 (the “Shareholder Agreement”), among Danone, Mrs. Smolyansky, Mr. Smolyansky and Julie Smolyansky, the Company’s Chairperson, President, CEO and Secretary, alleging that the Shareholder Agreement is invalid. The filing further disclosed that Julie Smolyansky also sent a letter to Danone that same day asserting that the Shareholder Agreement is invalid, and that on November 15, 2024, Danone’s counsel had responded to the letter from the Board’s counsel, disagreeing with the contentions therein and providing support for the fact that the Shareholder Agreement is valid and enforceable.

On November 20, 2024, the Company issued a press release announcing that the Board had rejected Danone North America’s revised proposal.

On November 22, 2024, Mrs. Smolyansky and Mr. Smolyansky issued a press release that called for the Board to take several actions, including immediately establishing an independent special committee to evaluate and negotiate a transaction with Danone or other potential buyers.

On November 26, 2024, the Company issued a press release providing additional information regarding the reasons the Board had rejected Danone North America’s revised proposal, and disclosed in a filing with the SEC that on November 25, 2024, the Company’s counsel had sent a letter on behalf of the Board to Danone’s counsel, regarding the enforceability of the Shareholder Agreement.

On December 23, 2024, the Company disclosed in a filing with the SEC that it had entered into an amended and restated employment agreement and a retention bonus agreement with Julie Smolyansky.

On December 23, 2024, Julie Smolyansky disclosed in a filing with the SEC that, on December 19, 2024, the Company had issued her 283,337 shares of Common Stock without the consent of Danone North America or one of its affiliates.

On December 30, 2024, Danone disclosed in a filing with the SEC that Danone North America’s revised proposal remained outstanding at a price of $27.00 per share, and that Danone had sent a letter earlier that day to the Board indicating that the issuance of shares to Julie Smolyansky described in the immediately preceding paragraph was made in breach of the Shareholder Agreement, and therefore null, void and of no force and effect, and that Danone would seek to hold Julie Smolyansky liable for their breaches of fiduciary duty.

On January 6, 2025, the Company disclosed in a filing with the SEC that earlier that day, counsel to the Company sent a letter to Danone North America regarding the enforceability of the Shareholder Agreement and providing certain preliminary and unaudited expected financial results of the Company for the three-month period and year ended December 31, 2024.

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On March 3, 2025, Danone disclosed in a filing with the SEC that earlier that day, Danone North America had filed a lawsuit against the Company and each of the members of the Board in the Circuit Court of Cook County, Illinois, Law Division, alleging that the Board breached their fiduciary duty of loyalty by choosing to enrich Julie Smolyansky and entrench themselves as directors by knowingly approving the share issuance referenced above in violation of the Shareholder Agreement, and alleging that the Company and Julie Smolyansky committed a breach of contract by violating the Shareholder Agreement through the issuance (and, in the alternative, that their conduct was barred by promissory estoppel).

On March 6, 2025, the Company disclosed in a filing with the SEC that it had terminated without cause its Senior Executive Vice President of Sales.

On March 13, 2025, Mr. Smolyansky notified the Company, in accordance with the Bylaws, that he intended to nominate the Proposed Nominees for election as directors at the 2025 Annual Meeting, and that he intended to solicit proxies in accordance with the relevant conditions of Rule 14a-19 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On March 28, 2025, Mr. Smolyansky filed a preliminary proxy statement with the SEC, relating to a potential effort to solicit proxies in favor of the election of each of the Nominees at the 2025 Annual Meeting.

On April 4, 2025, Mr. Smolyansky filed a lawsuit against the Company in the Circuit Court of Cook County, Illinois, Chancery Division (the “Indemnification Dispute”), seeking indemnification from the Company for approximately $210,000 of expenses that he had incurred in defending a claim made by the Company in a prior lawsuit, plus interest. In the prior lawsuit, the Company had claimed that Mr. Smolyansky had violated his fiduciary duties by making certain public statements about the Company while serving as a director of the Company. The Company subsequently moved to voluntarily dismiss this claim, which motion was granted by the court in February 2024.

On April 15, 2025, Mr. Smolyansky filed an amended preliminary proxy statement with the SEC.

On April 29, 2025, the Company filed an amendment to its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Amended Annual Report”), which included certain disclosures relating to the Company’s governance and compensation arrangements, and confirmed that this information would no longer be incorporated by reference to the portions of its definitive proxy statement to be filed no later than 120 days after December 31, 2024. We believe this filing indicates that the Board intends to delay the 2025 Annual Meeting past June 2, 2025, which is the default date established by the Bylaws.

On June 2, 2025, Mr. Smolyansky filed an amended preliminary consent statement with the SEC.

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THE BYLAW RESTORATION PROPOSAL

We are asking you to consent to the adoption of the following shareholder resolution to help ensure that the incumbent Board does not unfairly interfere with your ability to approve the Proposals described in this consent statement through changes to the Bylaws:

“RESOLVED, that any amendment to the by-laws of Lifeway Foods, Inc. that is made by its board of directors and becomes effective on or after March 24, 2023 and prior to this resolution becoming effective is hereby repealed.”

If the Board does not effect any changes to the Bylaws from the version currently in effect, which was approved by the Board on March 24, 2023, then the Bylaw Restoration Proposal will have no effect. However, if the incumbent Board amends the Bylaws, then the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was approved by the Board on March 24, 2023, without considering the nature of any changes the incumbent Board may have adopted. As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments that one or more shareholders of the Company may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the Board from reconsidering any repealed bylaw changes following the consent solicitation. We are not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

Standard for Shareholder Approval

Approval of this Bylaw Restoration Proposal requires the consent of the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date. Accordingly, any failure to execute and deliver a WHITE consent card, as specified in this consent statement, that consents to this Bylaw Restoration Proposal will have the effect of a vote against this Bylaw Restoration Proposal.

WE URGE YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL

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THE BOARD REMOVAL PROPOSAL

We are asking you to consent to the adoption of the following shareholder resolution to remove the current members of the Board and any other person appointed by the Board on or after June 15, 2024 and prior to this Proposal becoming effective:

“RESOLVED, that (i) each of Julie Smolyansky, Juan Carlos Dalto, Jody Levy, Dorri McWhorter, Perfecto Sanchez, Jason Scher and Pol Sikar, and (ii) each person appointed as a director of Lifeway Foods, Inc. by its Board of Directors or any committee thereof on or after June 15, 2024 and prior to this resolution becoming effective, be and hereby is removed as a director.”

The incumbent Board is currently composed of seven directors, and we do not trust that the incumbent Board will act with the best interests of shareholders in mind.

Standard for Shareholder Approval

To help ensure that at all times the Company has a board of directors, this Proposal will become effective only if the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date consent to the adoption of both this Board Removal Proposal and the Director Election Proposal described below. Approval of the Board Removal Proposal requires the consent of the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date. Accordingly, any failure to execute and deliver a WHITE consent card, as specified in this consent statement, that consents to this Board Removal Proposal will have the effect of a vote against this Board Removal Proposal.

WE URGE YOU TO CONSENT TO THE BOARD REMOVAL PROPOSAL

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THE DIRECTOR ELECTION PROPOSAL

We propose that the Company’s shareholders elect each of Ludmila Smolyansky, Edward Smolyansky, Richard Beleutz, Cindy Curry, Michael Leydervuder, George Sent and Robert Whalen as directors of the Company, to serve until the Company’s first annual meeting of shareholders after the effectiveness of this Proposal, or until their respective successors are duly elected and qualified in accordance with the Bylaws, subject to the approval of the Board Removal Proposal. Below is a summary of certain important information regarding each of the Nominees. Please see “Appendix B — Additional Information Regarding the Participants,” for additional information about the Nominees, including their beneficial ownership of Common Stock.

Nominee	Background
Ludmila Smolyansky

Ludmila Smolyansky (75) served as a director of the Company from 2002 until May 16, 2023, and from June 15, 2023 until August 10, 2023, and was unanimously elected as the Chairperson of the Board in November 2002. She has been the operator of several independent delicatessen and gourmet food distributorship businesses and imported food distributorships, and been a leading force in the health food market for over 40 years. Ludmila Smolyansky and Michael Smolyansky founded Lifeway and she served as the Company’s General Manager until her retirement from the Company in 2010. Following retirement, she continued to serve the Company as its Chairperson of the Board until August 2022 and served as a consultant to the Company from 2011 until January 2022. Ludmila Smolyansky is the mother of Edward Smolyansky and Julie Smolyansky, the Company’s Chairperson, President, Chief Executive Officer and Secretary.

Ludmila Smolyansky brings many years of food industry experience, historical perspective, and operational expertise to the Board, all of which qualifies her for service on the Board. She brings to bear her extensive historical knowledge of the Company’s business and industry to advise the Board on what strategies have been and can be successful and why. Her business acumen allows her to provide the Board with perspectives regarding strategic planning. Her significant consumer products experience and international food industry background provide her with a broad understanding of the operational, financial, and strategic issues facing public companies. In addition, as a founder and pioneer in cultured dairy, she has been a recognized leader in the organic and natural products industry for decades. Ludmila Smolyansky’s detailed understanding of the Company, other manufacturers, distributors and retailers across varying channels of distribution make her well qualified for service on the Board and led to the conclusion that she should serve as a director, in light of the Company’s business and structure.

Edward Smolyansky

Edward Smolyansky (45) is the Chief Executive Officer of Lucy’s Organics Inc. (“Lucy’s Organics”), which he founded in 2024 to research potential innovations and techniques in the production of kefir, and to develop intellectual property for an aspirational brand, Pure Culture Organics. He previously served as a director of the Company from 2017 until the 2022 Annual Meeting of Shareholders of the Company. Prior to January 2022, he also served as the Company’s Chief Operating Officer. He was appointed as Chief Financial and Accounting Officer and Treasurer of the Company in November 2004 and appointed as Chief Operating Officer and Secretary in 2012. Mr. Smolyansky also served as Lifeway’s Controller from June 2002 until 2004. He resigned his titles as Chief Financial Officer on January 1, 2016, and as Chief Accounting Officer on August 8, 2016. He retained his title of Chief Operating Officer when the Board appointed Eric Hanson as Treasurer and as Secretary on October 4, 2019. Mr. Smolyansky received a bachelor’s degree in finance from Loyola University of Chicago in December 2001. Mr. Smolyansky is the brother of Chairperson, President, CEO and Secretary, Julie Smolyansky, and the son of Ludmila Smolyansky, one of the Nominees.

Mr. Smolyansky has over fifteen years of extensive financial and operations experience in the dairy and consumer packaged goods industries. Under his operational leadership, the Company successfully integrated several strategic acquisitions and successfully led the development of both manufacturing processes and products. As the former Chief Operating Officer and former Chief Financial Officer of a publicly traded company, he brings experience working with the investor community and financial institutions. In addition, as a member of the Company’s founding family, he is a recognized leader in the dairy and probiotic products industry with an in-depth knowledge of manufacturers, distributors and retailers across all the Company’s channels of distribution, all of which led to the conclusion that he should serve as a director, in light of the Company’s business and structure.

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Richard Beleutz

Richard Beleutz (53) is the Founder and Chief Executive Officer of Alternative Investment Resource, LLC (d/b/a AIR Asset Management), a position he has held since 2014, and is responsible for overseeing the firm’s strategic direction and driving growth. He is the Chair of the Executive Committee, Investment Committee, and a member of the Portfolio Committee. Mr. Beleutz has nearly 30 years of experience in various capacities in the investment industry. He has closed over $1 billion in transactions for companies and investment products, has extensive deal experience in private equity and investment banking, and has an operations background as a former principal of three hedge funds. Mr. Beleutz earned a Bachelor of Arts in Economics from the University of Michigan and holds Series 7, 9, 10, 24, 63, and 79 securities registrations.

Mr. Beleutz’s experience in finance and his demonstrated leadership experience make him well qualified for service on the Board in light of the Company’s business and structure.

Cindy Curry

Cindy Curry (56) currently serves as chief financial officer of Rakuten Advertising (Nikkei: RKUNY), a multi-national advertising company focused on affiliate marketing, influencer, performance solutions and media, a position she has held since 2022. Prior to that, she served as Executive Vice President, Chief Financial Officer of BBDO Worldwide (NYSE: OMC), a global advertising agency, and as Chief Financial Officer of IPG Mediabrands (NYSE: IPG), a media and marketing firm, and as Chief Financial Officer of Broadwind Energy (NYSE: BWEN), a provider of wind energy equipment. Ms. Curry is a certified public accountant and holds a Master of Business Administration from Northern Illinois University, and a Bachelor of Science in Accounting from the University of Illinois – Chicago.

Ms. Curry’s experience in accounting and finance and her demonstrated leadership experience led to the conclusion that she should serve as a director, in light of the Company’s business and structure.

Michael Leydervuder

Michael Leydervuder (42) is the Managing Director of L Development, LLC, an entity which invests in real estate and business developments, positions he has held since founding the company in 2018. Mr. Leydervuder has spent over 20 years in real estate and specializes in a wide array of areas including residential and commercial loans, consulting for real estate brokerage, and commercial real estate and development. Mr. Leydervuder also pays special focus on residential and commercial development projects in low income areas of Chicago.

Mr. Leydervuder’s business experience and his demonstrated leadership experience led to the conclusion that he should serve as a director, in light of the Company’s business and structure.

George Sent

George Sent (53) currently serves as a Managing Director at Cascadia Capital, an investment bank, serving clients in the food, beverage and agricultural sectors. His practice is focused on mergers and acquisitions, recapitalizations, restructurings and equity private placements. He joined Cascadia Capital from KeyBank Capital Markets, where he worked from 2013 through 2018 as Head of Food & Beverage Mergers and Acquisitions, including sell-side, buy-side and strategic advisory assignments. From 2010 through 2013, Mr. Sent was an Executive Director – Consumer and Investment Retail Banker with Lazard. He also spent three years as Head of Corporate Finance and Investor Relations at The J.M. Smucker Company, and as an investment banker with Goldman Sachs. Finally, he was the lead independent director and Chairperson of the Company’s Audit and Corporate Governance Committee, prior to his departure from the Board in January 2020. Mr. Sent holds an undergraduate degree from the University of Cincinnati, where he graduated in 1993. He became a Certified Public Accountant in 2002. He also earned an M.B.A. from Cornell University in 2001, where he was a Johnson School Finance Fellow. He currently serves on the Food Science Advisory Council at Cornell University.

Mr. Sent’s prior experience as the lead independent director of the Company, business experience and his demonstrated leadership experience led to the conclusion that he should serve as a director, in light of the Company’s business and structure.

12

Robert Whalen

Robert Whalen (57) has over 20 years of experience in the capital markets and investment management, and serves as is Senior Advisor of AIR Asset Management, a diversified alternatives asset management firm. In 2018, he co-founded Atlys Group, LLC, a diversified business group that engages in disaster recovery, pandemic solutions, private equity and other businesses. From 1991 through 2008, Mr. Whalen held a variety of positions with American Express Financial Advisors, most recently serving as Group Vice President from 2004 until 2008, leading over 600 financial advisors and staff and over $14 billion in assets under management. Mr. Whalen holds a B.A. in Finance and Management from Merrimack College in North Andover, Massachusetts, and completed the Executive Management Program from Harvard University in 2000.

Mr. Whalen’s experience in finance and diversified lines of business, and his demonstrated leadership experience led to the conclusion that he should serve as a director, in light of the Company’s business and structure.

According to publicly available information, the size of the Board is seven directors. Accordingly, if the shareholders consent to the Board Removal Proposal and this Director Election Proposal, the Nominees would be expected to constitute a majority of the Board.

Based on information furnished by the Nominees, the Concerned Shareholders believe that each of the Nominees, other than Ludmila Smolyansky and Edward Smolyansky, is independent and none of the Participants named in this consent statement has any knowledge of any facts that would prevent the determination that such other Nominees are independent.

The Nominees have not received any compensation from the Concerned Shareholders for serving as nominees, and they will not receive any compensation from the Concerned Shareholders for their services as directors of the Company if elected. If elected, each of the Nominees will be entitled to receive from the Company compensation paid by the Company to its non-employee directors. The compensation currently paid by the Company to its non-employee directors is described in the Company’s Amended Annual Report. Other than as stated in this consent statement, there are no arrangements or understandings between us and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made. Each of the Nominees has consented to being named as a nominee in this consent statement and has confirmed his or her willingness to serve on the Board if elected. In addition, each of the Nominees understands that, if elected as a director of the Company, he or she would have an obligation to act in the best interests of the Company and the shareholders in accordance with his or her duties as a director.

The Concerned Shareholders do not expect that any of the Nominees will be unable to stand for election. If any Nominee is unable to serve or for good cause will not serve, the Concerned Shareholders may seek to replace such Nominee with a substitute nominee to the extent substitution is permissible under applicable law and the Company’s organizational documents.

Standard for Shareholder Approval

To help ensure that at all times the Company has a board of directors, this Director Election Proposal will become effective only if the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date consent to the adoption of both the Board Removal Proposal described above and this Director Election Proposal. Approval of this Director Election Proposal requires the consent of the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date. Accordingly, any failure to execute and deliver a WHITE consent card, as specified in this consent statement, that consents to this Director Election Proposal will have the effect of a vote against this Director Election Proposal.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the SEC and to furnish the Company with copies of all such reports they file. Since January 1, 2021, Mrs. Smolyansky has filed 11 late reports under Section 16(a) of the Exchange Act with respect to 24 transactions that were not reported on a timely basis, and Mr. Smolyansky has filed 8 late reports under Section 16(a) of the Exchange Act with respect to 10 transactions that were not reported on a timely basis, in each case with respect to securities of the Company.

WE URGE YOU TO CONSENT TO THE DIRECTOR ELECTION PROPOSAL

13

ANTI-NEPOTISM Proposal

We are asking you to consent to the adoption of the following shareholder resolution because we believe that the Company’s employment of the spouse of the Company’s Chairperson, President, CEO and Secretary runs contrary to the best interests of shareholders and appropriate standards of corporate governance:

“RESOLVED, that the by-laws of Lifeway Foods, Inc. be and hereby amended to add new Article XIII, to read as follows:

ARTICLE XIII
ANTI-NEPOTISM

13.1       Neither the corporation nor any of its subsidiaries shall employ or engage, as a consultant or otherwise, any person who is an immediate family member of the corporation’s president or chief executive officer; provided, however, that any such immediate family member shall nonetheless be eligible to serve as a director of the corporation. As used in this Section 13.1, “immediate family member” of any specified person means any current or former spouse, or a natural or adoptive parent, child or sibling, of such person.”

Standard for Shareholder Approval

Approval of this Anti-Nepotism Proposal requires the consent of the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date. Accordingly, any failure to execute and deliver a WHITE consent card, as specified in this consent statement, that consents to this Anti-Nepotism Proposal will have the effect of a vote against this Anti-Nepotism Proposal.

WE URGE YOU TO CONSENT TO THE ANTI-NEPOTISM PROPOSAL

14

Certain Family Relationships

Ludmila Smolyansky is the mother of (i) Julie Smolyansky, the Chairperson, Chief Executive Officer, President, Secretary and a director of the Company, and (ii) Edward Smolyansky, one of the Nominees. Edward Smolyansky is the sister of Julie Smolyansky.

Certain Related-Party Transactions

The Company has disclosed that Jason Burdeen, Julie Smolyansky’s spouse, is employed by the Company as the CEO’s Chief of Staff, that he does not have an employment agreement, and that, in 2024, Mr. Burdeen earned total compensation of $313,800.

About this Solicitation

This solicitation is being made by the Concerned Shareholders, and not by the Board. Mrs. Smolyansky, Mr. Smolyansky, the two of them acting as a group, and each of the other Nominees are deemed participants in this solicitation under applicable SEC rules, and we refer to such persons as the “Participants.”

Consents may be solicited by mail, facsimile, telephone, electronic mail, internet, in person and by advertisements. The Concerned Shareholders will file with the SEC all written soliciting materials, including any emails or scripts to be used in soliciting proxies on the date of first use, under a Schedule 14A. The Nominees may make solicitations of consents but, except as described herein, will not receive compensation for acting as Nominees.

The Concerned Shareholders will pay the entire expense of this solicitation of consents by the Participants or on the Participants’ behalf. The Concerned Shareholders intend to seek reimbursement of such expenses from the Company. They do not intend to submit the question of such reimbursement to a vote of the security holders of the Company. The Board, which would include any of the Nominees that are elected pursuant to the written consents requested by this consent solicitation, would be required to evaluate and consider the requested reimbursement consistent with its fiduciary duties to the Company and its shareholders. The Concerned Shareholders anticipate that the total expenses that they will incur in furtherance of, or in connection with, this consent solicitation will be approximately $[•]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. As of the date hereof, the Concerned Shareholders have incurred approximately $[•] of solicitation expenses. Any such solicitation may be made by the use of the mails, oral solicitation (including telephonic communication), e-mail, press releases, investor presentation, Internet advertising, proxy solicitation firms, and other means of written communication. Mr. Smolyansky has engaged Saratoga Proxy Consulting LLC (“Saratoga”) to provide solicitation and advisory services in connection with any such solicitation, for which it will receive a fee not to exceed $75,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses. Saratoga will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Saratoga would employ approximately 15 persons to solicit Company shareholders as part of any such solicitation. Except as described in the immediately preceding sentence, neither the Concerned Shareholders nor any of the other Participants has engaged any employees or paid solicitors in connection with any such solicitation, nor will any of the foregoing persons employ regular employees of the Company or any of the Participants. The Concerned Shareholders have not made any expenditures to date for, in furtherance of, or in connection with the solicitation of security holders, except in connection with the engagement of Saratoga, and except to the extent their expenditures for legal services on or prior to the date hereof related to this consent statement and Mr. Smolyansky’s other filings with the SEC, including the preliminary proxy statements and Mr. Smolyansky’s notice of his intent to nominate the Nominees at the 2025 Annual Meeting, are deemed to constitute such expenditures, which expenditures have been approximately $[•].

The Concerned Shareholders represent that they intend to, or are part of a group that intends to, solicit the holders of shares representing at least 67% of the voting power of shares entitled to consent to the Proposals.

15

Certain Additional Information

The Company’s principal executive offices are located at 6431 W Oakton, Morton Grove, IL, 60053.

In order for any shareholder proposal submitted pursuant to Rule 14a-8 promulgated under the Exchange Act, to be included in the Company’s proxy statement to be issued in connection with the 2025 Annual Meeting, the Company must receive such shareholder proposal no later than [•], 2025. All shareholder proposals must be made in writing and addressed to Lifeway’s Secretary, c/o Lifeway Foods, 6431 Oakton St., Morton Grove, IL 60053. Any such shareholder proposal submitted, including the accompanying supporting statement, may not exceed 500 words, per Rule 14a-8(d) of the Exchange Act. In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than [•], 2025. All shareholder proposals and proxy solicitation notices must be made in writing and addressed to Lifeway Foods, Inc., 6431 Oakton St., Morton Grove, IL 60053, Attn: Corporate Secretary.

The Bylaws also establish an advance notice procedure for shareholders who wish to present a proposal or nominate a director at an annual meeting, but do not seek to include the proposal or director nominee in the Company’s proxy statement. In order to be properly brought before the Company’s 2025 Annual Meeting, a shareholder must provide timely written notice to the Company’s Corporate Secretary, at the principal executive offices of the Company, and any such proposal or nomination must constitute a proper matter for shareholder action. The written notice must contain the information specified in the Bylaws. To be timely, a shareholder’s written notice must be received by the Company’s Corporate Secretary at its principal executive offices no earlier than [•], 2025, and no later than [•], 2025.

16

Appendix A
Proposed Amendment to
the Second Amended and Restated By-Laws
of Lifeway Foods, Inc.

These Second Amended and Restated By-Laws (which we refer to as the “Bylaws”) are hereby amended as of [•], 2025 by the shareholders of Lifeway Foods, Inc., an Illinois corporation.

WHEREAS, the corporation has heretofore been formed as a corporation under the Illinois Business Corporation Act of 1983 (805 ILCS § 5/1.01, et seq.), as amended, pursuant to the Articles of Incorporation filed in the office of the Illinois Secretary of State on May 19, 1986, and thereafter amended.

NOW THEREFORE, the Bylaws are hereby amended to add new Article XIII, to read as follows:

ARTICLE XIII

ANTI-NEPOTISM

13.1       Neither the corporation nor any of its subsidiaries shall employ or engage, as a consultant or otherwise, any person who is an immediate family member of the corporation’s president or chief executive officer; provided, however, that any such immediate family member shall nonetheless be eligible to serve as a director of the corporation. As used in this Section 13.1, “immediate family member” of any specified person means any current or former spouse, or a natural or adoptive parent, child or sibling, of such person.

17

Appendix B
Additional Information Regarding the Participants

This consent solicitation is being made by Ludmila Smolyansky (“Mrs. Smolyansky”), Edward Smolyansky (“Mr. Smolyansky”) and each of the other Participants named in this consent statement.

The Concerned Shareholders represent that they intend to, or are part of a group that intends to, solicit the holders of shares representing at least 67% of the voting power of shares entitled to consent to the Proposals.

As of the close of business on the Record Date, the Participants may be deemed to beneficially own, in the aggregate, [•] shares of the Common Stock (or [•]% of the outstanding shares of Common Stock as of the Record Date), including [•] shares of Common Stock that are held in record name by the Participants (or [•]% of the outstanding shares of Common Stock as of the Record Date). Of the foregoing [•] shares of Common Stock that may be deemed to be beneficially owned by the Participants, Mr. Smolyansky was the record holder of [•] shares; the Edward Smolyansky Trust 2/1/05 was the record holder of [•] shares; the Ludmila Smolyansky Trust 2/1/05 (the “Ludmila Smolyansky Trust”) was the record holder of [•] shares; the Smolyansky Family Foundation was the record holder of [•] shares; the Ludmila and Edward Smolyansky Family Foundation was the record holder of [•] shares; and Smolyansky Family Holdings, LLC was the record holder of [•] shares; Mr. Smolyansky beneficially owns the shares held by Smolyansky Family Holdings, LLC and disclaims beneficial ownership of the shares of Common Stock held by Smolyansky Family Holdings, LLC, except to the extent of his pecuniary interest therein. Each of Mrs. Smolyansky and Mr. Smolyansky disclaim beneficial ownership of the [•] shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation. The foregoing percentages are based on [•] shares of Common Stock outstanding as of the Record Date, as reported in the Amended Annual Report. Neither Mr. Smolyansky nor Mrs. Smolyansky hereby concedes that all such securities are validly issued and outstanding.

Ludmila Smolyansky’s business address is 182 N Harbor Drive, Penthouse, Chicago, IL 60601. Mr. Smolyansky’s business address is 1219 N Wells Street, Chicago, IL 60610. Mr. Beleutz’s business address is 333 S Wabash Ave, 27th Floor, Chicago, IL 60604. Ms. Curry’s business address is c/o Rakuten Advertising, 215 Park Avenue South, 2nd Floor, New York, NY 10003. Mr. Leydervuder’s business address is 451 N. Racine Ave. Chicago, IL 60642. Mr. Sent’s business address is 1000 2nd Avenue, Suite 1200, Seattle, WA 98104. Mr. Whalen’s business address is 333 S Wabash Ave, Chicago, IL 60604.

Except as set forth in this consent statement (including the Annexes), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this consent solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this consent statement. Except as disclosed in this consent statement, there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, except as set forth in this consent statement, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years. Except as disclosed in this consent statement, neither the Nominees nor any associate of a Nominee has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company.

18

Certain Transactions by the Participants

A record of Ludmila Smolyansky’s purchase and sale transactions during the past two years involving securities of the Company is set forth below:

Date	Shares of Common Stock	Description
1/22/24	11,459	Sale by the Ludmila Smolyansky Trust
1/24/24	5,000	Sale by the Ludmila Smolyansky Trust
2/6/24	10,000	Sale by the Ludmila Smolyansky Trust
2/7/24	10,794	Sale by the Ludmila Smolyansky Trust
2/8/24	22,747	Sale by the Ludmila Smolyansky Trust
2/26/24	13,542	Sale by the Ludmila Smolyansky Trust
2/27/24	1,606	Sale by the Ludmila Smolyansky Trust
3/20/24	13,000	Sale by the Ludmila Smolyansky Trust
3/21/24	8,000	Sale by the Ludmila Smolyansky Trust
3/22/24	3,852	Sale by the Ludmila Smolyansky Trust
3/25/24	10,000	Sale by the Ludmila Smolyansky Trust
3/26/24	13,000	Sale by the Ludmila Smolyansky Trust
3/27/24	7,000	Sale by the Ludmila Smolyansky Trust
4/5/24	5,000	Sale by the Ludmila Smolyansky Trust
4/8/24	5,000	Sale by the Ludmila Smolyansky Trust
4/9/245	5,000	Sale by the Ludmila Smolyansky Trust
4/15/24	2,193	Sale by the Ludmila Smolyansky Trust
4/17/24	10,000	Sale by the Ludmila Smolyansky Trust
4/23/24	21,968	Sale by the Ludmila Smolyansky Trust
4/24/25	10,000	Sale by the Ludmila Smolyansky Trust
4/25/24	3,620	Sale by the Ludmila Smolyansky Trust
4/26/24	20,000	Sale by the Ludmila Smolyansky Trust
5/6/24	5,000	Sale by the Ludmila Smolyansky Trust
5/9/24	5,000	Sale by the Ludmila Smolyansky Trust
5/13/24	10,000	Sale by the Ludmila Smolyansky Trust
5/13/24	75,000	Gift by the Ludmila Smolyansky Trust
5/13/24	75,000	Receipt of gift by the Ludmila and Edward Smolyansky Family Foundation
7/24/24	14,620	Sale by the Ludmila Smolyansky Trust
8/29/24	15,000	Sale by the Ludmila Smolyansky Trust
8/30/24	20,000	Sale by the Ludmila Smolyansky Trust
9/3/24	4,584	Sale by the Ludmila Smolyansky Trust
1/3/25	15,000	Sale by the Ludmila Smolyansky Trust
1/6/25	45,000	Sale by the Ludmila Smolyansky Trust
1/13/25	30,000	Sale by the Ludmila Smolyansky Trust
1/15/25	10,000	Sale by the Ludmila Smolyansky Trust
1/16/25	7,692	Sale by the Ludmila Smolyansky Trust
1/17/25	12,034	Sale by the Ludmila Smolyansky Trust
2/11/25	10,000	Sale by the Smolyansky Family Foundation
4/10/25	10,000	Sale by the Ludmila Smolyansky Trust
4/11/25	15,000	Sale by the Ludmila Smolyansky Trust
4/14/25	8,376	Sale by the Ludmila Smolyansky Trust
4/15/25	8,676	Sale by the Ludmila Smolyansky Trust
4/17/25	17,948	Sale by the Ludmila Smolyansky Trust
4/29/25	9,561	Sale by the Ludmila Smolyansky Trust
4/30/25	10,957	Sale by the Ludmila Smolyansky Trust
5/1/25	30,000	Sale by the Ludmila Smolyansky Trust
5/5/25	7,482	Sale by the Ludmila Smolyansky Trust

19

A record of Mr. Smolyansky’s purchase and sale transactions during the past two years involving securities of the Company is set forth below:

Date	Shares of Common Stock	Description
8/17/23	100,000	Gifted to Mr. Smolyansky’s minor son
8/17/23	100,000	Receipt of gift by Mr. Smolyansky’s minor son
8/21/23	13,000	Sale by Mr. Smolyansky
8/22/23	17,474	Sale by Mr. Smolyansky
8/23/24	19,526	Sale by Mr. Smolyansky
8/25/23	24,329	Sale by Mr. Smolyansky
1/2/24	3,468	Sale by Mr. Smolyansky
5/13/24	75,000	Receipt of gift by the Ludmila and Edward Smolyansky Family Foundation
3/18/25	20,000	Sale by Mr. Smolyansky

Certain Interests of the Participants

None of the Participants has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon pursuant to this written consent, other than (i) Mr. Smolyansky’s and Ludmila Smolyansky’s beneficial ownership of shares of Common Stock, as summarized in this consent statement, and their belief that the election of one or more of the Nominees could increase the market value of such shares, (ii) Mr. Smolyansky’s and Mrs. Smolyansky’s interest in the Settlement Agreement, dated as of July 27, 2022 (the “Settlement Agreement”), among the Company, Mrs. Smolyansky and Mr. Smolyansky, relating to the termination of a prior potential proxy contest, as the Company’s actions with respect thereto could be affected by the membership of the Board, (iii) Mrs. Smolyansky’s interest in the Settlement Agreement and Mutual General Release, dated August 30, 2022, between the Company and Mrs. Smolyansky, as the Company’s actions with respect thereto could be affected by the membership of the Board, (iv) Edward Smolyansky’s interest in the Settlement Agreement and Mutual General Release, dated September 1, 2022, between the Company and Edward Smolyansky, as the Company’s actions with respect thereto could be affected by the membership of the Board, (v) Mr. Smolyansky’s and Mrs. Smolyansky’s interest in the Stock Purchase Agreement, dated as of November 7, 2022, between the Company and Ludmila Smolyansky, as the Company’s actions with respect thereto could be affected by the membership of the Board, (vi) any compensation the Participants would receive in connection with service as a director, (vii) Mr. Smolyansky’s ownership of and officer role with Lucy’s Organics and (viii) Mr. Smolyansky’s interest in the Indemnification Dispute, as the Company’s actions with respect thereto could be affected by the membership of the Board.

Mrs. Smolyansky is party to a Joint Filing Agreement, dated June 3, 2009, with Edward Smolyansky and Julie Smolyansky, and a Joint Filing Agreement, dated February 23, 2023, with Edward Smolyansky and the Edward Smolyansky Trust 2/1/05.

Edward Smolyansky and Mrs. Smolyansky are each a party to a Stock Purchase Agreement, dated as of October 1, 1999, among the Company, Danone Foods, Inc., Michael Smolyansky and the other stockholders party thereto, including Julie Smolyansky, pursuant to which they sold certain shares of common stock and pursuant to which, among other things, the Company has certain indemnification obligations and Edward Smolyansky and Mrs. Smolyansky have certain contribution obligations; the Shareholder Agreement and a related letter agreement, dated December 24, 1999, among Danone Foods, Inc., the Company, Michael Smolyansky, Mrs. Smolyansky, Julie Smolyansky and Mr. Smolyansky, pursuant to which, among other things, Danone holds certain board representation rights, rights of first refusal, pre-emptive or stock purchase rights, registration rights, information rights, consent rights, and pursuant to which Mrs. Smolyansky, Mr. Smolyansky and Julie Smolyansky have made certain voting commitments.

Each of the Ludmila Smolyansky Trust 2/1/05, the Smolyansky Family Foundation, the Ludmila and Edward Smolyansky Family Foundation, Smolyansky Family Holdings, LLC, Edward Smolyansky and Julie Smolyansky may be deemed an associate of Mrs. Smolyansky under applicable SEC rules. Each of the Edward Smolyansky Trust 2/1/05, the Ludmila Smolyansky Trust 2/1/05, the Smolyansky Family Foundation, the Ludmila and Edward Smolyansky Family Foundation, Smolyansky Family Holdings, LLC, Mrs. Smolyansky, Julie Smolyansky and Mr. Smolyansky’s spouse may be deemed an associate of Edward Smolyansky. Mr. Beleutz’s spouse may be deemed an associate of his under applicable SEC rules. Mr. Leydervuder’s spouse may be deemed an associate of his under applicable SEC rules. Mr. Whalen’s spouse may be deemed an associate of his under applicable SEC rules. The address of each of the foregoing associates is the same as the applicable Participant’s business address, as set forth herein, except that Julie Smolyansky’s address is c/o Lifeway Foods, Inc., 6431 Oakton St., Morton Grove, IL 60053. According to the Board Statement, Jason Burdeen, who is Ms. Julie Smolyansky’s spouse, is employed by the Company as the CEO’s Chief of Staff, he does not have an employment agreement and, in 2024, his total compensation was $313,800.

20

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 2, 2025

WHITE CONSENT CARD
CONSENT OF SHAREHOLDERS OF LIFEWAY FOODS, INC. TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY Ludmila Smolyansky, Edward Smolyansky, Richard Beleutz, Cindy Curry, Michael Leydervuder, George Sent AND Robert Whalen

THE BOARD OF DIRECTORS OF LIFEWAY FOODS, INC.

IS NOT SOLICITING THIS CONSENT

Unless otherwise indicated below, the undersigned, a shareholder of Lifeway Foods, Inc. (the “Company”) on [•], 2025 (the “Record Date”), hereby consents pursuant to Section 7.10 of the Illinois Business Corporation Act with respect to all shares of the Company’s common stock, no par value (the “Shares”), held by the undersigned to the taking of the following actions without a meeting of the shareholders of the Company, as described in the consent statement of Ludmila Smolyansky, Edward Smolyansky, Richard Beleutz, Cindy Curry, Michael Leydervuder, George Sent and Robert Whalen (the “Shareholder Consent Statement”):

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL. THE CONCERNED SHAREHOLDERS RECOMMEND THAT YOU CONSENT TO EACH OF THE FOLLOWING PROPOSALS.

1.	The Bylaws Restoration Proposal. To repeal any amendment to the Company’s by-laws that is made by the Company’s board of directors and becomes effective on or after March 24, 2023 and prior to this Proposal becoming effective:

☐	☐
Consent	Against Consent

2.	The Board Removal Proposal: To remove each director of the Company, including Julie Smolyansky, Juan Carlos Dalto, Jody Levy, Dorri McWhorter, Perfecto Sanchez, Jason Scher, Pol Sikar and any other director appointed by the Board on or after June 15, 2024 and prior to this Proposal becoming effective, subject to the approval of the Director Election Proposal below:

☐	☐
Consent	Against Consent

3.	The Director Election Proposal: To elect each of Edward Smolyansky, Ludmila Smolyansky, Richard Beleutz, Cindy Curry, Michael Leydervuder, George Sent and Robert Whalen (each a “Nominee”), to serve as directors of the Company until the Company’s next annual meeting of shareholders and until their respective successors are duly elected and qualified (or, if any such Nominee is unable or unwilling to serve as a director of the Company, or if the Board changes the number of directorships to be a number other than seven, the persons designated as Nominees by the then-remaining Nominee(s)), subject to the approval of the Board Removal Proposal:

☐	☐
Consent	Against Consent

4.	The Anti-Nepotism Proposal: To amend the Company’s by-laws, as reflected in Appendix A to the Shareholder Consent Statement, to prohibit the Company from employing or engaging any immediate family member of the Company’s president or chief executive officer:

☐	☐
Consent	Against Consent

21

The Bylaws Restoration Proposal and Anti-Nepotism Proposal are not subject to, or conditioned upon, the effectiveness of the other Proposals. The Board Removal Proposal and the Director Election Proposal are each conditioned upon the effectiveness of the other.

IN THE ABSENCE OF DISSENT BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

Date:

Signature of Shareholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO SHAREHOLDERS:

Please sign exactly as name appears hereon. If the Shares are held by joint tenants or as community property, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY THE CONCERNED SHAREHOLDERS AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.

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